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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Intevac, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461148 10 8

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 461148 10 8

1.	Name of Reporting Person: Norman Hugh Pond and Natalie Pond Trust DTD 12/23/80 Pond 1996 Charitable Remainder Unitrust Norman H. Pond as an individual Natalie Pond as an individual		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 210,l19

		6.	Shared Voting Power: 1,000,357

		7.	Sole Dispositive Power: 210,119

		8.	Shared Dispositive Power: 1,000,357

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,210,476

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.7%

12.	Type of Reporting Person: IN OO

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13G

Item 1.
	(a)	Name of Issuer:
Intevac, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
3560 Bassett Street Santa Clara, CA 95054-2704

Item 2.
	(a)	Name of Person Filing:
Norman Hugh Pond and Natalie Pond Trust DTD 12/23/80 Pond 1996 Charitable Remainder Unitrust Norman H. Pond as an individual Natalie Pond as an individual
	(b)	Address of Principal Business Office or, if none, Residence:
11635 Jessica Lane Los Altos, CA 94024
	(c)	Citizenship:
USA
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
461148 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
1,210,476(1) (2)
(b) Percent of class:
9.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
210,119(1)
(ii) Shared power to vote or to direct the vote:
1,000,357(2)
(iii) Sole power to dispose or to direct the disposition of:
210,119(1)
(iv) Shared power to dispose or to direct the disposition of:
1,000,357(2)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

Company Name(s):

Norman Hugh Pond and Natalie Pond Trust DTD 12/23/80

By:	/s/ Norman H. Pond
Name:	Norman H. Pond
Title:	Trustee

By:	/s/ Natalie Pond
Name:	Natalie Pond
Title:	Trustee

Pond 1996 Charitable Remainder Trust

By:	/s/ Norman H. Pond
Name:	Norman H. Pond
Title:	Trustee

By:	/s/ Natalie Pond
Name:	Natalie Pond
Title:	Trustee

(Individually)

/s/ Norman H. Pond
Name:	Norman H. Pond
Title:

/s/ Natalie Pond
Name:	Natalie Pond
Title:

Footnotes:

(1) Includes 163,333 shares issuable upon the exercise by Norman H. Pond of stock options to purchase shares of Common Stock which are exercisable within 60 days and 28,286 shares held in the form of a convertible promissory note.

(2) Includes 818,100 shares held in the Norman Hugh Pond and Natalie Pond Trust DTD 12/23/80, 37,500 shares held in the Pond 1996 Charitable Remainder Unitrust and 144,857 shares held in the form of a convertible promissory note. Shared power held by both trustees in both trusts.

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